September 15, 2025

Huijie Gao
Chief Financial Officer
Jiuzi Holdings, Inc.
No.168 Qianjiang Nongchang Gengwen Road, 15th Floor
Economic and Technological Development Zone
Xiaoshan District, Hangzhou City
Zhejiang Province 310000
People   s Republic of China

       Re: Jiuzi Holdings, Inc.
           Form 20-F for Fiscal Year Ended October 31, 2024
           Amendment No. 2 to Form 20-F for Fiscal Year Ended October 31, 2024 File No. 001-40405
Dear Huijie Gao:

      We have reviewed your Amendment No. 2 to Form 20-F for Fiscal Year Ended October 31, 2024 and have the following comment(s).

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.
Unless we note otherwise, any references to prior comments are to comments in our August
25, 2025 letter.

Amendment No. 2 to Form 20-F for Fiscal Year Ended October 31, 2024
Item 19. Exhibits, page 108

1.     We reviewed Amendment No. 2 to your Form 20-F for fiscal year ended
October 31,
       2024 filed in response to prior comment 1. Please further amend your annual report to include updated certifications in Exhibits 12.1, 12.2, 13.1 and 13.2 that refer to the current amendment.
 September 15, 2025
Page 2

       Please contact Valeria Franks at 202-551-7705 or Suying Li at 202-551-3335 if you
have any questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Trade &
Services